

BYLAWS

OF

WIRELESS ELECTRICAL GRID LAN, WiGL INC

("WiGL Inc")

ARTICLE I

MEMBERS

1.1.   Members. WiGL Inc (the "Corporation") shall have no "voting members" as that term is defined in Section 13.1-601 of the Virginia Stock Corporation Act, as amended (the "Act"). All voting power shall be vested in the Board of Directors of the Corporation (the "Board").

ARTICLE II

DIRECTORS

2.1.   General Powers. The business and affairs of the Corporation shall be managed by the Board, which shall have all voting power including the power to vote on electing, appointing or removing Directors.

2.2.   Number of Directors. The Directors shall be elected in the manner set forth by law, in the Articles of Incorporation or herein. The number of voting Directors shall be established from time-to-time by the Executive Chairperson or Board; provided that the number of voting Directors shall not be less than 1 (one) or more than 9 (nine) at any time. The Executive Chairperson of the Corporation shall serve as an *ex officio* Director of the Corporation at all times. The Board shall have the authority to designate up to two additional *ex officio* Directors of the Corporation. All Board designated additional *ex officio* Directors shall serve as non-voting *ex officio* Directors.

2.3.   Resignation of Directors. A Director may resign at any time by delivering written notice to the Board. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date, the Board may fill the pending vacancy before the effective date if the Board provides that the successor does not take office until the effective date.

2.4.   Removal of Directors. Any elected Director may be removed, with or without cause, by majority vote of the Board at a special meeting of the Board held for such purpose. The notice of any such special meeting shall state that the purpose of the meeting (or one of its purposes) is to vote on the removal of the Director.

2.5. Directors' Meetings. The annual organizational meeting of the Board shall be held on the first Wednesday in June of each year, unless determined otherwise by the Board. The purpose of the annual organizational meeting shall be for electing officers and Directors, as applicable, and for transacting such other business as may come before the meeting. Regular meetings of the Board shall be held at such time and place as the Board may determine by resolution. Special meetings of the Board may be called at any time by the or Chief Executive Officer (CEO) or by any two thirds of Directors by giving reasonable notice to the other Directors of the time and place thereof.

2.6.   Notice of Meetings. Except as provided elsewhere in these bylaws or as required by the Act, no notice of the annual meeting or any regular meeting of the Board shall be required. Notice of each special meeting shall be emailed to each Director's usual place of receiving, by electronic transmission (including facsimile or email) or by telephone at least one day before the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of the Board need be specified in the notice or any waiver of notice of the meeting, except that notice of a meeting at which removal of a Director is to be proposed shall state that the purpose, or one of the purposes, of the meeting is removal of the Director. Each Director and officer shall furnish in writing the address to which notices of every kind may be delivered or mailed. If such person fails to furnish an address, the Corporation shall not be required to deliver or mail any notice to such person.

2.7.   Waiver of Notice. A Director may waive any required notice before or after the date and time stated in the notice, and such a waiver shall be equivalent to the giving of the notice. A Director's attendance at or participation in a meeting waives any required notice of the meeting to that Director unless the Director, at the beginning of the meeting or promptly upon arrival, objects to holding the meeting or transacting business there and does not thereafter vote for or assent to action taken at the meeting. The waiver of a Director who does not attend or participate in the meeting must be in writing, signed by the Director and filed with the minutes or corporate records.

2.8.   Quorum. At all meetings of the Board the attendance of at least one third of the Directors entitled to vote shall be necessary and sufficient to constitute a quorum for the transaction of business and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically required by these bylaws. If at any meeting there is less than a quorum present, a majority of those present may adjourn the meeting from time to time without further notice to any absent Director.

2.9.   Participation in Meetings. The Board may permit any or all Directors to participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all Directors may simultaneously hear each other during the meeting. A Director participating in a meeting by this means is deemed to be present in person at the meeting.

2.10. Actions Without Meeting. Any action that may be taken at a meeting of the Board may be taken without a meeting if a consent in writing, setting forth the actions so to be taken, is signed, before or after the action is to become effective, by all of the Directors. If a consent specifies an effective date, it shall be effective as of that date, provided it also states the date that each Director executed it; otherwise the consent shall be effective as of the date the last Director signature is obtained. A Directors' consent shall have the same force and effect as a vote at a meeting of the Board and may be described as such in any document.

2.11. Compensation. Directors and members of committees, advisory boards or task forces shall not receive an annual compensation for their services[1]. A Director and members of committees, advisory boards or task forces may serve or be employed by the Corporation in any other capacity and receive reasonable compensation therefor.

2.12. Advisory Board. The Board may designate up to twenty individuals to serve as an Advisory Board for the Corporation but such advisory board shall not be deemed to be committees of the Board and shall not exercise any powers of the Board. Members of the Advisory Board shall be elected to serve one-year terms at the pleasure of the Board and shall be eligible for re-election for successive terms without limit, at the sole discretion of the Board. Advisory Board members need not be lawyers and should be selected for their record of distinguished service to the legal profession or to their community. Advisory Board members are not be entitled to vote on matters coming before the Board, but their counsel, wisdom, experience and judgment shall be considered, as solicited by the Board, in matters relating to strategic planning, development of resources, and Board member candidates.

2.13. Task Forces. The Board or a committee of the Board may establish one or more task forces and appoint members to serve on such task forces as deemed appropriate. The task forces do not have to be Directors. At the time a task force is established, the Board shall specify the purpose, power, and duties of the task force. A task force shall be terminated automatically when its assigned task is completed, or earlier at the direction of the Board. Such task forces shall give advice and make non-binding recommendations to the Board and committees of the Board. Each task force may only adopt rules for its meetings consistent with these Bylaws or with any rules adopted by the Board.

ARTICLE III

COMMITTEES

3.1.   General. The Board may designate such committees as it deems advisable. Each committee shall consist of two or more Directors and, to the extent provided by the resolution of the Board, shall have and exercise such powers of the Board in the management of the business and affairs of the Corporation as may be lawfully delegated. The Board may appoint to the membership of any such committee any Directors that the Board believes may serve the purpose of such committee. The Board shall fix and prescribe the rights, duties, powers, authority, and terms of office for such committee and its members.

3.2.   Executive Committee. There shall be an Executive Committee chaired by the Executive Chairperson and composed of one of the officers elected by the Board and at least one (1) additional Director appointed by the Executive Chairperson. During the intervals between meetings of the Board, the Executive Committee, unless expressly provided otherwise by law or these bylaws, shall have and may exercise all of the authority of the Board. Any such action taken by the Executive Committee shall be reported to the Board and shall be subject to alteration or repeal by the Board, provided that no alteration or repeal by the Board of action taken by the Executive Committee shall prejudice the rights or acts of any third person.

3.3.   Finance Committee. There shall be a Finance Committee, chaired by the Treasurer, composed of not more than five (5) Directors, including at least one (1) Director appointed by the Executive Chairperson. The Finance Committee shall be responsible for making

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[1] Directors may vote on a stipend to cover the cost of supporting the Corporation.

recommendations to the Board concerning (i) an annual budget of income and expenses, (ii) an annual audit of the accounts of the Corporation, and (iii) matters associated with internal financial controls and management of risk. The Finance Committee shall further be responsible for the oversight of financial affairs and operations of the Corporation as the Committee may determine in its discretion or as may be directed by the Board or the Executive Committee.

3.4. Nominating Committee. There shall be a Nominating Committee composed of no more than five (5) Directors, including the current Executive Chairperson, immediate past Executive Chairperson, who will serve as the chairperson of the committee, and up to three (3) other Directors recommended by the Executive Chairperson and approved by the Board. The Nominating Committee shall be responsible for considering and recommending to the Board candidates for appointment or election as Directors and for performing such other functions as may be assigned to it from time to time by the Board. In recommending Director candidates, the Nominating Committee should consider, among other factors, maintaining appropriate representation on the Board of the various participating bar groups active in the work of the Corporation, and the Nominating Committee will consult with the leadership of such bar groups in that process.

3.5. Other Committees. The Board may create such other committees as it may deem appropriate and may appoint to the membership of any such committee any Directors that the Board believes may serve the purpose of such committee. The Board shall fix and prescribe the rights, duties, powers, authority, and terms of office for such committee and its members.

3.6. Operating Procedures. The provisions of these bylaws that govern meetings, action without meeting, notice and waiver of notice, and quorum and voting requirements of the Board shall apply to all committees of the Board and their members as well. Each committee may establish its own additional rules of procedure not inconsistent with these bylaws.

3.7. Limitations on Authority. No committee may (1) fill vacancies on the Board or on any of its committees, (2) amend the Articles of Incorporation, (3) amend, adopt, or repeal the bylaws, (4) approve a plan of merger or consolidation, (5) approve the sale, lease, exchange or other disposition, or the mortgage, pledge or other encumbrance, of all or substantially all of the property and assets of the Corporation, or (6) approve the dissolution of the Corporation or revoke a voluntary dissolution.

ARTICLE IV

OFFICERS

4.1. General. In accordance with Section § 13.1-675 the a board of directors shall consist of one or more individuals, with the number specified in or fixed in accordance with the articles of incorporation or bylaws. At a minimum, the officers of the Corporation shall be an Executive Chairperson. The number of Directors may be increased or decreased from time to time by amendment of, or in the manner provided herein. The Board may appoint such other officers and assistant officers and fill any vacancy at any regular or special meeting of the Board. A duly appointed officer may appoint one or more assistant officers as may be authorized by the Board. The same individual may simultaneously hold two or more offices. Each officer shall be appointed to hold office for one year, or for such longer or shorter terms as the Board may specify, and until his or her successor shall have been elected or such earlier time as he or she shall resign, die or be removed. Each officer shall have the authority and perform the duties set forth in these bylaws or, to the extent consistent with these bylaws, the duties prescribed by the Board or by direction of an officer authorized by the Board to prescribe the duties of other officers.

4.2. Executive Chairperson. The Executive Chairperson shall act as the chairperson of the Board and preside at all meetings of the Board. Additionally, the Executive Chairperson shall have power (a) to call special meetings of the Directors for any purpose, (b) to hire, appoint and discharge, subject to the approval of the Board, employees and agents of the Corporation and to fix the compensation of such employees and agents, (c) to make and sign deeds, leases, contracts and agreements in the name and on behalf of the Corporation, (d) to carry into effect all directions of the Board and (e) to supervise the business of the Corporation, except as may be limited by the Board, the Articles of Incorporation or these bylaws.

4.3. Secretary. The Secretary shall be the ex officio clerk of the Board, shall give, or cause to be given, notices of all meetings of Directors, and all other notices required by these bylaws or by law. The Secretary shall record the proceedings of the meetings of the Directors in a book kept for that purpose and shall keep the seal of the Corporation and attach it to all documents requiring such impression unless some other officer is designated to do so by the Board. The Secretary shall have responsibility for authenticating records of the Corporation and shall perform such other duties as may be assigned from time to time by the Board.

4.4. Treasurer. The Treasurer shall keep or cause to be kept full and accurate books of account, keep custody of all operating funds of the Corporation, render a financial statement showing all transactions of the Treasurer and the financial condition of the Corporation as may be required by the Board or the Executive Chairperson, and perform such other duties as may be assigned from time to time by the Board. The Treasurer shall also see that a true and accurate accounting of the financial transactions of the Corporation is made and that reports of those transactions are presented promptly to the Executive Chairperson and the Board.

4.5. Vice President. There may be one or more Vice Presidents who shall exercise all of the functions of the Executive Chairperson during the absence or incapacity of the latter and such other duties as may be assigned from time to time by the Board.

4.6. Other Assistant Officers. Other assistant officers, if deemed advisable and appointed by the Board, shall have such powers and duties as the Board may prescribe from time to time. Assistant officers may, in the absence of the officers they assist, exercise the authority of such officers. In the event of a vacancy in any assisted office, the assistant officer having the greatest period of service to that assisted office shall assume the powers and duties of the vacant office.

4.7. Agents. Such agents as the Board may deem necessary may be elected, appointed or chosen in the manner prescribed by the Board. The authority and duties of each agent shall be those prescribed in the resolution adopted by the Board establishing the need for that agent.

4.8. Salaries. The salaries of all officers and agents of the Corporation shall be fixed by the Board unless otherwise delegated to the Executive Chairperson by the Board.

4.9. Resignation and Removal of Officers and Agents. An officer or agent may resign at any time by delivering notice to the Board. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Board accepts the future effective date, it may fill the pending vacancy before the effective date if the successor does not take office until the effective date. Any officer or agent may be removed with or without cause whenever the Board in its absolute discretion shall consider that such removal will serve the best interests of the Corporation. Any agent appointed otherwise than by the Board may be removed with or without cause at any time by any officer having authority to appoint the agent whenever that officer in his or her absolute discretion shall consider that the agent's removal will serve the best interests of the Corporation.

Election or appointment of an officer or agent shall not of itself create contract rights.

ARTICLE V

RECORDS AND REPORTS

5.1.   Corporate Records. The Corporation shall keep as permanent records its Articles of Incorporation or restated Articles of Incorporation and all amendments thereto and bylaws or restated bylaws and all amendments thereto currently in effect, annual reports filed with the Virginia State Corporation Commission, minutes of all meetings of its Board, a record of all actions taken by the Board without a meeting, and a record of all actions taken by a committee of the Board in place of the Board on behalf of the Corporation. The Corporation shall maintain appropriate accounting records. The Corporation shall maintain its records in written form or in another form capable of conversion into written form within a reasonable time.

ARTICLE VI

MISCELLANEOUS PROVISIONS

6.1.   Fiscal Year. The fiscal year of the Corporation shall be the calendar Year.

6.2.   Registered Office and Agent. The Corporation shall at all times have a registered office and a registered agent.

6.3.   Seal. The seal of the Corporation shall be a flat faced circular die containing the word "SEAL" in the center and the name of the Corporation or an appropriately abbreviated name around the circumference

6.4.   Amendment of Bylaws. The power to alter, amend or repeal the bylaws of the Corporation or to adopt new bylaws shall be vested exclusively in the Board unless otherwise provided in the Articles of Incorporation.

6.5.   General. Any matters not specifically covered by these bylaws shall be governed by the applicable provisions of the Code of Virginia in force at the time.

6.6.   Construction of Terms. In construing the provisions of these bylaws, the masculine shall be deemed to include the feminine and neuter, and the singular shall be deemed to include the plural, and vice versa, as may be appropriated under the circumstances. Any requirement in these bylaws for "notice" or a "writing" may be satisfied though electronic communications, such as email.

6.7. Severability. In the event that any of these bylaws are subsequently altered by act of the General Assembly of Virginia, the remainder hereof which are not affected by such legislation shall remain in full force and effect until and unless altered or repealed in accordance with Section 6.4 above.

6.8. Conflicts of Interest. All officers, directors, committee members and employees of the Corporation shall scrupulously avoid any conflict between their own respective individual interests and the interest of the Corporation, in any and all actions taken by them on behalf of the Corporation in their respective capacities.

6.9. Director's Agreement. These bylaws constitute an agreement among the Directors of the Corporation pursuant to Section 13.1-601 of the Act.

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The foregoing Bylaws of the Corporation were originally duly approved and adopted by the Board on 26 February 2020 and adopted and approved herein on 19 November 2021.

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Executive Chairperson

Attest:

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Witness



CERTIFICATE OF AMENDMENT
OF THE BYLAWS
OF
WIRELESS ELECTRICAL GRID LAN, WiGL INC

The undersigned, who is the duly elected Secretary of WIRELESS ELECTRICAL GRID LAN, WiGL INC, a Virginia corporation (the "Company"), does hereby certify, as follows:

1. Section 1 of Article VI of the Bylaws of the Company was amended, by unanimous written consent of the Board, on 19 November 2021, to read in its entirety, as follows:

   "Section 1. <u>Certificate of Shares</u>. Shares of the corporation's stock may be certified or uncertified, as provided under Virginia law, and shall be entered in the books of the corporation and registered as they are issued. Certificates representing shares of the corporation's stock shall be signed in the name of the corporation by the chairman of the board or vice chairman of the board or the chief executive officer or president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on the certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

   Within a reasonable time after the issuance or transfer of uncertified shares, the corporation shall send to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Virginia, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares imposed by the corporation's certificate of incorporation, these by-laws, any agreement among shareholders or any agreement between shareholders and the corporation."

2. Section 1 of Article VI of the Bylaws of the Company was amended, by unanimous written consent of the Board, on 19 November 2021, to read in its entirety, as follows:

   "Section 2. <u>Lost Certificates</u>. Except as provided in this Section 1, no new certificates for shares or uncertified shares shall be issued to replace an old certificate unless the latter is surrendered to the corporation and cancelled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen, or destroyed, authorize the issuance of a replacement certificate of stock, or uncertified shares in place of a certificate previously issued by it on such terms and conditions as the board may require, including provision for indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate or uncertified shares."

3. The foregoing amendments to the Bylaws of the Corporation have not been modified, amended, rescinded, or revoked and remain in full force and effect on the date hereof.

The undersigned has executed this Certificate as of 19 November 2021.

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Dr. Ahmad Glover / Founder & CEO